STARFIELD RESOURCES INC.
420 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Tel: 604 608 0400
Fax: 604 608 0344

January 19, 2005

B.C. Securities Commission
P.O. Box 10142
9th Floor – 701 West Georgia St
Vancouver, B.C. V7Y 1L2

Attention: Statutory Filings

Dear Sirs:

Re: Confirmation of Mailing

This is to confirm that distribution of the interim financial statements and MD&A for the third quarter ending November 30, 2004 to all the shareholders on the supplemental list kept by the transfer agent for Starfield Resources Inc. took place today.

Sincerely,

STARFIELD RESOURCES INC.

Per: “Glen J. Indra”

GLEN J. INDRA, DIRECTOR